Testing the Waters Materials Related to Series #WARHOL1

From the Rally App:

#WARHOL1

'67 ANDY WARHOL MARILYN MONROE PRINT (SIGNED)

C.O.A. | SPECS

FINANCIALS

Initial Offering Share Price	$10.00
Number of Shares	17,000
Initial Offering Market Cap.	$170,000
Storage Location	Rally

ASSET SPECIFICATIONS

Artist	Andy Warhol
Memorabilia Type	Signed Print
Subject	Marilyn Monroe

#WARHOL1 | $170K

SIMILAR ASSET SALES TRADING ON RALLY

Prices are not adjusted for inflation

1M 3M 6M 1Y **ALL**

+102.9%
COMPARABLE ASSET VALUE CHANGE SINCE 09/15/2010

10
TRANSACTIONS SINCE 09/15/2010

NOTIFY WHEN ACTIVE

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	9/15/2010	$73,259.34	Christie's
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	10/27/2010	$60,000.00	Christie's
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	3/29/2011	$78,667.02	Christie's
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	11/1/2012	$92,500.00	Phillips
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	2/27/2013	$74,539.87	Phillips
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	9/16/2015	$96,975.00	Christie's
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	3/22/2016	$71,085.00	Sotheby's

Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	4/20/2016	$81,250.00	Sotheby's
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	10/22/2021	$150,000.00	Christie's
Marilyn Monroe (Marilyn) (F. & S. II.25) Edition of 250	3/16/2022	$148,638.48	Sotheby's

COMING SOON

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DESCRIPTION OF SERIES 1967 ANDY WARHOL MARILYN MONROE PRINT

Investment Overview

•Upon completion of the Series #WARHOL1 Offering, Series #WARHOL1 will purchase a 1967 Andy Warhol Marilyn Monroe Signed Print Stamp-Numbered 140/250 for Series #WARHOL1 (The “Series 1967 Andy Warhol Marilyn Monroe Print” or the “Underlying Asset” with respect to Series #WARHOL1, as applicable), the specifications of which are set forth below.

•Andy Warhol was one of the most famous, popular, and prolific artists of his time, known for combining avant-garde and commercial sensibilities.  Starting out as a successful magazine and advertising illustrator, he would become famous for producing art of many types including performance art, video installation, filmmaking, writing.  His paintings depicting mass-produced commercial items are why his is credited for popularizing the “pop art” movement.

•The Museum of Modern Art (MoMA) says of Warhol: “In 1967, Warhol established a print-publishing business, Factory Additions, through which he published a series of screenprint portfolios on his signature subjects. Marilyn Monroe was the first one. He used the same publicity still of the actress that he had previously used for dozens of paintings. Each image here was printed from five screens: one that carried the photographic image and four for different areas of color, sometimes printed off-register.”

•The Underlying Asset is a 1967 Andy Warhol Marilyn Monroe Signed Print Stamp-Numbered 140/250.

Asset Description

Overview & Authentication

•Andy Warhol was born Andrew Warhola on August 6, 1928 in Pittsburgh, Pennsylvania.  His parents were immigrants from a part of Europe that is now part of Slovakia.  They moved to New York in the 1920s.

•Warhol attended the Carnegie Mellon University from 1945 to 1949.  After graduating with a degree in pictorial design, he went onto pursue a career in New York City as a commercial artist.  According to Warhol.org: “His work first appeared in a 1949 issue of Glamour magazine, in which he illustrated a story called “What is Success?” An award-winning illustrator throughout the 1950s, some of his clients included Tiffany & Co., I. Miller Shoes, Fleming-Joffe, Bonwit Teller, Columbia Records, and Vogue.”

•In 1960, Warhol became interested in the pop art movement which had begun in the UK during the mid-1950s.  According to Warhol.org: “In 1961, Warhol created his first pop paintings, which were based on comics and ads. Warhol’s 1961 Coca-Cola is a pivotal piece in his career, evidence that his transition from hand-painted works to silkscreens did not happen suddenly. The black and gray composition first sketched then hand painted is a blend of both pop and abstraction, which he turned away from at the beginning of his career before experimenting with it again in the 1980s.”

•Warhol’s first pieces done with his trademark photographic silkscreen printing approach were done in 1962.  According to Warhol.org: “This commercial process allowed him to easily reproduce the images that he appropriated from popular culture. Among Warhol’s first photographic silkscreen works are his paintings of Marilyn Monroe made from a production still from the 1953 film Niagara. In 1962, he began a large series of celebrity portraits, featuring Marilyn Monroe, Elvis Presley, and Elizabeth Taylor.”

•According to The Tate Modern’s official website: “Warhol made his first paintings of Marilyn Monroe soon after the actor died of a drug overdose on 5 August 1962. Warhol used a publicity photo for her 1953 film Niagara as the source image. The use of two contrasting canvases for Marilyn Diptych illustrates the contrast between the public life of the star, who at the time was one of the most famous women alive, and her private self.”

•According to The Met Museum’s website: “Marilyn and the Marilyn portfolio were the first prints Warhol produced and published through Factory Additions, New York, a company he created to produce and distribute prints based on the motifs — such as Marilyn, Campbell’s Soup, and Flowers— for which he was best known. Its name makes reference to both Warhol’s studio, known as The Factory, and the aural similarity of "additions" and "editions," the latter being a printmaking term that refers to the number of identical impressions created from a matrix and which are often signed and numbered by artists.”

•Marilyn Monroe was born June 1, 1926 in Los Angeles California as Norma Jeane Mortenson.  She spent her childhood in foster care and an orphanage.  By 1946 Monroe had a successful career as a model and actress.  By the mid-1950s she tired of the types of roles she was landing, so she went to study at NYC’s Actor’s Studio with Lee Strasberg.  She continued making films until she died of a drug overdose at 36 years of age on August 5, 1962.

•Niagra, the film from which Warhol took publicity stills of Monroe for his iconic Marilyn pieces, was released in February of 1953 and had an estimated budget of $1.25 million dollars.

•Warhol died of cardiac arrest on February 22, 1987 at the age of 58.

•Warhol was inducted to the Art Directors Club of New York in 1994.

•Time Out New York named Andy Warhol the 21st most famous artist of all time in January, 2022.

•The Times Online named Warhol the 8th most famous artist of all time in 2009.

•According to WarholFoundation.org: “The Andy Warhol Museum in Pittsburgh, PA was cofounded in 1989 by the Andy Warhol Foundation for the Visual Arts, the Dia Art Foundation, and Carnegie Institute. Home to more than 500,000 objects, it is the largest repository of Warhol’s artwork and archival materials and among the most comprehensive single-artist museums in the world. Since opening to the public in 1994 in a converted historical warehouse, the museum has facilitated a proliferation of rigorous Warhol-related scholarship, research, and curatorial innovation, vastly broadening our understanding of the profound artistic and cultural impact of one of the most complex, influential, and mythologized cultural figures of the 20th century.”

•According to the Andy Warhol Foundation: “When Andy Warhol died unexpectedly on February 22, 1987, he left a vast and complicated inventory of works of art and personal possessions. His will dictated that his entire estate, with the exception of a few modest legacies to family members, would go to create a foundation dedicated to the ‘advancement of the visual arts.’” The foundation is one of largest grant-giving organizations for the visual arts in the U.S.

•Andy Warhol: A Documentary Film aired September 20, 2006 as a part of The American Masters series on PBS.  That same year it was awarded a Peabody Award.

•According to Phillips.com, “Warhol had been screenprinting onto paper as early as 1962, but it wasn't until he established Factory Additions in 1967 that he systematized the process. A full printmaking operation, Factory Additions published Marilyn’s image in two hundred and fifty folios, each containing ten differently colored Marilyn screenprints on paper. Marilyn’s color combinations were selected by Warhol’s friend David Whitney, pending Warhol's approval.”

•The Andy Warhol diaries was released on March 9, 2022 on Netflix.  According to Wired.com: “Based on a book of the same name, the six-part documentary The Andy Warhol Diaries is partially narrated by an AI reading the stories that the artist told diarist Pat Hackett. The voice sounds just like Warhol—and then you remember the voice the world knew was always a flat and robotic one.”

•According to The Wall Street Journal: “An iconic Andy Warhol silk-screen portrait of Hollywood starlet Marilyn Monroe is headed to Christie’s in New York later this spring for $200 million—a record asking price for any artwork at auction.”  The auction is slated for May of 2022.

Notable Features

•The Underlying Asset is a 1967 Andy Warhol Marilyn Monroe Signed Print Stamp-Numbered 140/250.

•The Underlying Asset is a Screenprint in colours.

•The Underlying Asset is signed in ball-point pen verso.

•The Underlying Asset is stamp-numbered 140/250 (total edition includes 26 artist's proofs).

•The Underlying Asset is printed by Aetna Silkscreen Products, Inc.

•The Underlying Asset is published by Factory Additions, New York, on wove paper.

•The Underlying Asset is a framed sheet with measurements of 914 by 914mm or 36 by 36in.

Notable Defects

•The Underlying Asset is the full sheet, printed to the edges, the colours fresh, in good condition.

•The Underlying Asset’s extreme sheet edges contain occasional unobtrusive creasing and minor wear.

•The Underlying Asset’s verso is toned, framed. (The sheet hinged to backboard at intervals, verso partially examined).

Details

Series 1967 Andy Warhol Marilyn Monroe Print
Artist	Andy Warhol
Memorabilia Type	Signed Print, Full Sheet
Subject	Marilyn Monroe
Medium	Silkscreen
Year	1967
Rarity	Stamp-Numbered 140/250
Condition	Good
Measurements	914 by 914mm or 36 by 36in.

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1967 Andy Warhol Marilyn Monroe Print going forward.